EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 27, 2006
LJ INTERNATIONAL’S ENZO RETAIL CHAIN IN CHINA SIGNIFICANTLY
EXCEEDS 2006 YEAR-TO-DATE FINANCIAL EXPECTATIONS
ENZO’s Flagship Store is Now Profitable, with Year-over-Year Doubling of Sales
HONG KONG and LOS ANGELES, March 27, 2006 — LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today released, for the first time ever, critical financial data detailing the progress of its new China retail division, ENZO. The chain, now with 23 stores in operation, is experiencing rapid sales growth both overall and on a same-store basis.
2006 Initial ENZO Financial Results
Since the start of 2006, ENZO has added approximately 1,000 square feet with a store in Shengyang; 1,350 square feet with a store in Beijing’s Zhongguancun Plaza; and 500 square feet with an outlet in Beijing’s Shidu Department Store (by comparison, its Shanghai flagship store is 1,350 square feet). At the end of February, ENZO’s retail space in China, Hong Kong and Macau totaled more than 30,000 square feet. Overall monthly sales volume has risen from about $100,000 in January of 2005 to approximately $700,000 in February 2006.
Yu Chuan Yih, LJI’s Chairman and CEO, commented, “ENZO is proving to be even more popular than we had expected, among mall and department store owners as well as consumers. The chain remains on track to achieve or exceed its expansion targets. We are just 17 stores away from our stated objective of 40 stores in operation by the end of 2006, and we have over 20 stores in the pipeline. It is also highly encouraging to see the strength of customer demand for our higher-end items — a sign that ENZO is reaching its target market of affluent Chinese consumers. For example, one of the top selling pieces in 2005 was ENZO’s own design of its Rainbow series, which was sold at an average retail price of about $480.”
Most of the year-over-year increase was due to expansion (16 stores were opened during 2005), but same-store sales also have shown increases where year-over-year comparisons are available.

At ENZO’s flagship store, located in Shanghai’s City Plaza, sales in January and February 2006 were running at more than double the rates in the first two months of 2005 (the store opened in November 2004). Also, the outlet is now profitable at the store level, months ahead of schedule.
The ENZO chain has also added substantial square footage to its overall total in recent months. At the end of December 2005 — on New Year’s Eve — it approximately doubled its overall selling space with soft opening of its 10,000-square-foot mega store in the Palace of the Fisherman’s Wharf development in Macau, which is expected to be in full operation later this year.
2005 ENZO Financial Results
In the year ended December 31, 2005, ENZO achieved sales of $2.5 million, compared to approximately $800,000 in 2004, its first year of operation. The 2005 total was well above earlier publicly released forecasts, the latest of which was $2.0 million.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
# # #